SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 	)*

Mercantile Bank Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
587376104
(CUSIP Number)
 April 16, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
? Rule 13d-1(b)
? Rule 13d-1(c)
? Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












CUSIP No. 587376104
13G
Page    2     of    5     Pages















1
Name of Reporting Persons
Bruce G. Visser

2
Check the Appropriate Box if a Member of a Group

(a) ??
(b) ??
3
SEC Use Only

4
Citizenship or Place of Organization
United States of America

Number of Shares
Beneficially Owned by
Each Reporting Person
With
5
Sole Voting Power
827,375

6
Shared Voting Power
0

7
Sole Dispositive Power
827,375

8
Shared Dispositive Power
0
9
Aggregate Amount Beneficially Owned by Each Reporting Person
827,375
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares


?
11
Percent of Class Represented by Amount in Row (9)
5.11%

12
Type of Reporting Person
IN

















2










CUSIP No. 587376104
13G
Page    3     of    5     Pages









Item 1(a).
Name of Issuer:
                    Mercantile Bank Corporation

Item 1(b).
Address of Issuer's Principal Executive Offices:
                    310 Leonard St., NW, Grand Rapids, MI 49504

Item 2(a).
Name of Person Filing:
                    Bruce G. Visser

Item 2(b).
Address of Principal Business Office or, if None, Residence:
                    1946 Turner NW, Grand Rapids, MI 49504

Item 2(c).
Citizenship:
                    United States of America

Item 2(d).
Title of Class of Securities:
                    Common Stock

Item 2(e).
CUSIP Number:
                    587376104

Item 3.
If this statement is filed pursuant to ?? 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
                   Not applicable.

(a)

?

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)

?

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).



(c)

?

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).




3




CUSIP No. 587376104
13G
Page    4     of    5     Pages


(d)

?

Investment company registered under section 8 of the Investment Company Act of 1940 (15
U.S.C. 80a-8).



(e)

?

An investment adviser in accordance with ?13d-1(b)(1)(ii)(E).



(f)

?

An employee benefit plan or endowment fund in accordance with ?240.13d 1(b)(1)(ii)(F).



(g)

?

A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G).



(h)

?

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813).



(i)

?

A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).





(j)

?

Group, in accordance with ?240.13d-1(b)(1)(ii)(J).





?

If this statement is filed pursuant to ?240.13d-1(c), check this box.

Item 4.
Ownership.


(a)
Amount Beneficially Owned:  827,375 shares of Common Stock




(b)
Percent of Class: See Line 11 of the cover sheet. This percentage is calculated based on
16,205,207 shares of Common Stock outstanding as of April 1, 2020, as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on April 9,
2020.




(c)
Number of shares as to which such person has:





(i) Sole power to vote or to direct the vote: See Line 5 of the cover sheet.


(ii) Shared power to vote or to direct the vote: See Line 6 of the cover sheet.


(iii) Sole power to dispose or to direct the disposition of: See Line 7 of the cover sheet.


(iv) Shared power to dispose or to direct the disposition of: See Line 8 of the cover sheet.

Item 5.
Ownership of Five Percent or Less of a Class.
                    Not applicable

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.
                    Not applicable

4










CUSIP No. 587376104
13G
Page    5     of    5     Pages








Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person.

                        Not applicable

Item 8.
Identification and Classification of Members of the Group.

                        Not applicable

Item 9.
Notice of Dissolution of Group.

                        Not applicable

Item 10.
Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 23, 2020


/s/ Bruce G. Visser
Bruce G. Visser


5